EXHIBIT 19.1

INSIDER TRADING POLICY

This policy applies to all employees, directors, advisory directors and honorary directors of Enterprise Products Company and its affiliates.  The securities of Enterprise Products Partners L.P. (“EPD”) are traded on the New York Stock Exchange (“NYSE”).  EPD, as well as its “insiders” – officers, directors, advisory directors, honorary directors, significant security holders and all Enterprise Products Company employees – are subject to the securities laws of the United States.  These laws impose harsh penalties if insiders at any level of a company – or others – buy or sell that company’s securities on the basis of material information that is not available to the public.

NON-PUBLIC INFORMATION IS HIGHLY SENSITIVE

As a public company, EPD is required to keep the public advised of material information1 about its businesses.  It does so by making timely routine and non-routine disclosures through news releases to the media and filings with the Securities and Exchange Commission (“SEC”) and NYSE.  EPD is also required to prevent selective leaks of this information to individuals or narrow groups and avoid inadvertent disclosures when release would be inappropriate.

Material non-public information is highly confidential and should be kept strictly secret until such time as EPD formally discloses it to the public, the SEC and the NYSE.  Any later discussion of publicly disclosed information with non-employees should be restricted only to the publicly-released information.

DO NOT TRADE ON NON-PUBLIC INFORMATION

Any person who is employed in EPD’s operations – not just an officer or director – may come into knowledge of material information concerning EPD’s business, plans and activities; therefore:

1  While there is no simple definition that can be applied with mechanical precision, information is considered “material” if a reasonable investor would consider it important in reaching his or her investment decisions.  It is impossible to catalog all material information, but the following items illustrate the sorts of things that can give rise to it:
•	a significant new project
•	a significant merger, acquisition or divestiture
•	quarterly or annual financial results
•	changes in previously disclosed financial information
•	an unusual increase or decrease in distributions
•	a proposed issuance of securities or debt
•	significant litigation
•	a unit repurchase program
•	a change in control or significant change in management or operations

No person, regardless of his or her position with Enterprise Products Company or EPD, may buy or sell units of EPD while in possession of material non-public information about EPD or any of its affiliates.

In addition, no person, regardless of his or her position with Enterprise Products Company or EPD, may buy or sell securities of any third party (or any derivatives thereof) while in possession of material non-public information about such third party or any of its affiliates that may have been obtained in connection with such person’s services performed for or on behalf of Enterprise Products Company, EPD or any of their respective affiliates.

If in Doubt.  If any doubt exists about what amounts to material non-public information or whether you are in possession of it, call the Legal Department to obtain clarification before you make a trade.  As stated in the Enterprise Products Company Code of Conduct, failure to comply with federal securities law prohibitions against trading in publicly held securities while in possession of material, nonpublic information may be a criminal offense in many instances.  Violation of insider trading laws is prohibited by the Code of Conduct as well as this Insider Trading Policy and constitutes grounds for immediate termination of employment.

Exception for Rule 10b5-1 Trading Plans.  An exception to this general prohibition has been created by the SEC for insider transactions executed under trading plans that establish formulas or independent individuals for making trades, isolate the persons with insider information from trading decisions and otherwise meet Rule 10b5-1 requirements2.  Any employee, officer, director, advisory director or honorary director wishing to establish a Rule 10b5-1 trading plan must have the plan reviewed and approved by the Legal Department before it is implemented.  All trades under such a plan by directors, executive officers and significant holders (collectively, “Key Holders”) must be reported on Form 4 or Form 5 to the SEC, in a similar manner as their transactions that are executed outside of such a plan.

No Tipping.  Additionally, no insider who possesses material, non-public information should hint or give “tips” – such as, “Now is a good time to buy” – about the activities of EPD, any third party or their respective securities to anyone.  This means material non-public information cannot be passed to or used by spouses or other relatives, friends or acquaintances.  If any person trades on material non-public information received by a tip, that person and the person giving the tip would be liable under the securities laws.  The SEC uses very sophisticated tools to determine the relationships of persons trading in a company’s securities and has prosecuted many who have traded on inside-information “tips” provided by family members, friends and associates.

[2]
Rule 10b5-1 protects an insider against liability for trading on material non-public information in the case of transactions executed under a trading plan or arrangement that was entered into: 1) at a time the insider is not aware of material nonpublic information, and 2) either a) specifies – or establishes a written formula or algorithm or a computer program for determining – the amounts, prices and dates of transactions or b) engages another party to make the transactions in a manner that prevents the insider from exercising any influence over how, when or whether transactions occur.

ONLY BUY AND SELL UNITS WITHIN A “TRADING WINDOW”
(All Officers, Directors, Advisory Directors and Honorary Directors /
All Houston Corporate Offices Personnel)

Management encourages each person employed in the operations of EPD to become a unitholder in EPD.  In this connection, we also recognize that employees who are unitholders need to buy or sell their units from time to time in the course of managing their financial affairs.  Therefore, to meet these needs, and to prevent inappropriate insider trading of EPD’s common units, the following policy applies to each officer (wherever located), director, advisory director, honorary director and each person employed in the Houston corporate offices:

Employees based in the Houston corporate offices and all officers (wherever located), directors, advisory directors and honorary directors of EPD may buy and sell common units of EPD only while EPD’s trading window is open.3

Trading Windows.  EPD’s “trading window” opens on the first business day after the date on which it issues its press release for annual and quarterly financial results and remains open, unless earlier closed by EPD, through the end of the calendar quarter in which such press release is issued.  For example, if EPD releases financial results on Monday the 28th of November, the trading window opens and you may start trading on Tuesday November 29th.  You may continue to make otherwise authorized trades through the end of such calendar quarter – in this case, December 31st.  To be certain that a trading window is open, look on the Enterprise Products Company intranet site or contact the Legal Department.  Although the trading window does not apply to employees (other than officers) who are based outside of the Houston corporate offices, all employees are, nonetheless, subject to the prohibition against trading on material non-public information.

Special Restrictions May Apply.  There may be times when persons involved in EPD’s potential transactions or projects (sources of material non-public information) will be placed on notice that they cannot trade in EPD’s units until the transaction/project is either canceled or announced to the public.  Such special restrictions will override any trading window and under certain circumstances could also apply to Rule 10b5-1 trading plans.

Section 16 Reports.  Key Holders of EPD must use a Form 4 to report all transactions in EPD’s securities (including the granting and exercise of options) to the SEC and the NYSE by the second business day following the transaction.  To assure that this very short deadline is met, all trades by Key Holders (other than purchases made pursuant to a company-sponsored employee unit purchase plan (“UPP”) or a company-sponsored distribution reinvestment plan (“DRIP”)) must be authorized in advance by the Legal Department.

Additional Restrictions for Key Holders.  Key Holders of EPD may buy and sell units of EPD only when the Trading Window for EPD is open, even if such Key Holder is not an officer or director of EPD.

[3]	An exception to this requirement is also provided by the SEC in the case of transactions executed under Rule 10b5-1 trading plans.

Check Before a Major Trade.  Before he or she buys or sells more than $10,000 of units of EPD, any officer, director, other Key Holder, advisory director or honorary director must, and any other employee is urged to, check with the Legal Department to make sure there is no pending, unannounced major matter or other consideration that might further restrict such person’s ability to trade.  It could be that EPD’s management is involved with or preparing to announce something significant about itself while a trading window is open; and in such case a sizeable trade by any insider may be inappropriate.

Avoid Automatic Reinvestments Outside a Company-Sponsored DRIP.  In managing their brokerage accounts, insiders should avoid the automatic application of distributions/dividends toward the purchase of additional common units.  Such reinvestments would be made through open market transactions and could occur at times when you are in possession of material non-public information or when some other trading restriction is in effect.  In addition, each time such a reinvestment purchase was made by an executive officer or director, it would start a new six-month short-swing profits restriction period during which sales of units would be prohibited (see below); in effect, such quarterly distribution reinvestment transactions would preclude the holder from ever being able to sell units while being an insider.  Purchases made pursuant to a company-sponsored DRIP are not covered by this restriction.

SPECIAL SHORT-SWING PROFITS RESTRICTION
(Executive Officers and Directors Only)

Executive officers (as determined under SEC regulations) and directors of EPD should be very careful not to sell EPD’s units within six months of purchasing EPD’s units unless absolutely necessary.

Automatic Liability.  The securities laws prohibit short-swing profit-taking by executive officer and director insiders, and either the issuer or another unitholder may sue an insider to recover any profits realized in short-swing transactions.  This provision is enforced literally, with no consideration of extenuating circumstances.  In identifying recoverable profits, this provision matches purchases with subsequent sales of securities within six months, but also matches sales with subsequent purchases within six months.  If in doubt about your status as a covered executive officer or the timing of any sale, seek prior review and advice from the Legal Department.  The short-swing profits restrictions apply to all transactions of these persons, and transactions executed under Rule 10b5-1 trading plans can be matched against other transactions by you, your household relatives and entities in which you have a pecuniary interest to trigger this liability.  Purchases made pursuant to a company-sponsored UPP or a company-sponsored DRIP are not covered by these restrictions.  All profits realized from short-swing sales must be repaid immediately to EPD.

Highly Scrutinized Area.  Insider transactions are the subject of close attention by plaintiffs’ lawyers who make their livings by suing insiders to recover the short-swing profits on trades that appear on Form 4 and Form 5 reports.  Do not allow yourself to fall into this trap for the unwary.

SIMPLE RULE:  If you buy any EPD units, hold all units of EPD for at least six months.  If circumstances require you to buy or sell within the six month window, contact the Legal Department prior to executing the trade to determine whether any profit repayment will be necessary.

PROHIBITION ON DERIVATIVE TRANSACTIONS

Neither Enterprise Products Company employees nor directors, advisory directors or honorary directors of EPD may trade in options, warrants, puts and calls or similar instruments on the securities of EPD or sell the securities of EPD “short.”  Investing in the securities of EPD provides an opportunity to share in the future growth of the partnership.  However, investment in EPD and sharing in its growth does not mean short-range speculation based on fluctuations in the market.  Such activities may put the personal gain of the director, advisory director, honorary director, officer or employee in conflict with the best interests of EPD and its security holders.  This prohibition on derivative transactions does not extend to Enterprise Products Company or EPD-issued options or other derivative securities, which may be exercised in accordance with this policy and the grant terms of those securities.

NECESSARY RESTRICTIONS

This Insider Trading Policy necessarily limits opportunities to buy or sell EPD units, but this is one of the facts of life for directors, advisory directors, honorary directors, officers and employees of public companies.  You may have entirely legitimate reasons for wanting to buy or sell EPD’s securities or exercise options at any particular time, but unless these restrictions are carefully enforced and followed, serious consequences could result.  Rule 10b5-1 trading plans can provide a greater element of flexibility for some portfolios, but such plans may not be suitable for everyone.

Obtain Review.  If you have an urgent need to sell your EPD units at any time (whether or not a trading window applicable to you is closed or some other restriction is in effect), contact the Legal Department for review of the situation to see if the circumstances might fit an exception to these restrictions that would permit a sale of units at such time; however, if an appropriate exception is not available, it will be necessary to postpone the planned trade until all restrictions have been lifted.

BOTTOM LINE:  You may not buy or sell EPD units or exercise options to acquire units of EPD whenever and however you may wish.

Assistance with Compliance.  In addition to Section 16 reporting of completed transactions, Rule 1444 has strict requirements that directors, executive officers and significant holders must follow before selling or otherwise transferring EPD securities.

[4]	Specific guidance to assist executive officers and directors in complying with Rule 144 transfer requirements is available from the Legal Department.

The Legal Department will provide assistance to prepare and file required reports with the SEC, the NYSE and EPD, but such reports are always the personal responsibility of each individual who is required to file.

Assuring Market Integrity.  This policy for buying and selling EPD units is not intended to interfere unduly with the planning of insiders.  It has been established to enable us to fulfill our responsibility to prevent the improper trading of EPD units by persons with inside information.  This helps preserve the integrity of the market for EPD units, which is extremely important to Enterprise Products Company and EPD.  We appreciate your cooperation with this policy.

Individual Responsibility

Each employee, officer, director, advisory director and honorary director has the individual responsibility to comply with the securities laws and this Insider Trading Policy.  If in doubt about the application of these laws or this policy to you or to any contemplated transaction, contact one of the persons identified under Questions, below.

Questions

Please direct questions as to any of the matters discussed in this memorandum to the VP of Legal, or in their absence to any other member of the Legal Department.

July 24, 2020